Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Announcement on the Resolutions of the Thirtieth Meeting of the Sixth Session of the

Board of Directors of China Life Insurance Company Limited

The thirtieth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on November 24, 2020 by means of a written review and telecommunication voting. The directors were notified of the Meeting by way of a written notice dated November 18, 2020. Among all of the Company’s eleven directors who shall attend the Meeting, five directors shall cast their votes. These five directors attended the Meeting and cast their votes. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The following resolution was reviewed and passed at the Meeting:

1.	The Proposal on Adjusting Transaction Essential Terms of Project Kunpeng

This transaction constitutes a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun, and Mr. Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal on Investment in China Life Railway Construction Infrastructures Investment Fund Project by the Company

Affiliated directors, including Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun, and Mr. Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. For details, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal on Investment in CIIF-China Merchants Equity Investment Plan by the Company

This transaction constitutes a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun, and Mr. Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

November 24, 2020